FILING PURSUANT TO RULE 425 OF THE
SECURITIES ACT OF 1933, AS AMENDED

FILER: NORTHROP GRUMMAN CORPORATION

SUBJECT COMPANY: TRW, INC. (NO. 1-2384)

FILING: REGISTRATION STATEMENT ON FORM S-4
(REGISTRATION NO. 333-83672)

NEWS	Northrop Grumman Corporation Public Information 1840 Century Park East Los Angeles, California 90067-2199 Telephone 310-553-6262 Fax 310-556-4561

Contacts: Randy Belote (Media) (310) 201-3335
   Denny McSweeny (Investors) (310) 229-1311

For Immediate Release

NORTHROP GRUMMAN PROVIDES UPDATED FINANCIAL GUIDANCE
TO REFLECT TRW ACQUISITION AND AUTOMOTIVE SALE

LOS ANGELES — Nov. 21, 2002 — Northrop Grumman Corporation (NYSE: NOC) announced today updated financial guidance with respect to future sales, segment operating margin rates, economic earnings per share and cash from operations in 2003, 2004 and 2005. The updated guidance reflects the proposed acquisition of TRW, Inc. (NYSE: TRW) including the initial issuance of approximately 70 million shares of Northrop Grumman common stock in the transaction, the sale of TRW’s automotive business to The Blackstone Group and the effect of Northrop Grumman’s discontinued operations.

In meetings commencing today, senior management from both companies will be discussing the updated financial outlook and the benefits of the proposed merger with sell side analysts and institutional shareholders of both companies. Special shareholder meetings to approve the merger have been scheduled by Northrop Grumman and TRW on Dec. 11, 2002.

The company issued the following guidance:

•	Sales in 2003 are expected to be $25 billion to $26 billion;

•	Double-digit sales growth is expected in 2004 and 2005;

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•	Segment operating margin rate is expected to be approximately 8.5 percent in 2003, increasing to nearly 9 percent by 2004 and approaching 10 percent by 2005;

•
The company expects 15 percent to 20 percent growth in economic earnings per share from a range of $6.10 to $6.20 in 2002, to $7.00 to $7.50 in 2003. The company expects double-digit growth for 2004 resulting in a range of $7.90 to $8.40. Double-digit growth in economic earnings per share is also expected for 2005.

•
Cash from operations in 2003 is expected to be approximately $1 billion (before a $1 billion B-2 tax payment in the first quarter of 2003), more than $1.5 billion in 2004 and approximately $2 billion in 2005;

•
Importantly, the company expects pro forma net debt to total capital of approximately 26 percent after the close of the TRW transaction and the sale of the TRW Automotive business. Net debt to total capitalization is expected to be approximately 26 percent at year-end 2003, 20 percent at year-end 2004 and 13 percent at year-end 2005.

Kent Kresa, Northrop Grumman chairman and chief executive officer, stated, “We look forward to meeting with the investment community to talk about the enormous benefits of the combination of Northrop Grumman and TRW. This acquisition is the culmination of the transformation we began in 1994. The new Northrop Grumman offers shareholders participation in the growth of a new powerhouse defense company with outstanding programs and a strong position for the future. The acquisition of TRW and the sale of its automotive business strengthen our balance sheet and provide financial flexibility and outstanding growth prospects.”

Northrop Grumman Corporation is a $17 billion, global defense company with its worldwide headquarters in Los Angeles. Northrop Grumman provides technologically

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advanced, innovative products, services and solutions in defense and commercial electronics, systems integration, information technology and nuclear and non-nuclear shipbuilding and systems. With nearly 96,000 employees and operations in 44 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial customers.

Reconciliation of Projections—GAAP to Economic Earnings
(in millions, except per share)
	2002E		2003E		2004E
Income froma Continuing Operations before Taxes(1)	$974	$990	$1,686	$1,823	$2,034	$2,178

Add back
Amortization of Purchased Intangibles	165	165	264	264	264	264
Pension Expense(Income)	(90)	(90)	*	*	*	*

Economic Earnings before Taxes from Continuing Operations	1,049	1,065	1,950	2,087	2,298	2,442

Effective Tax Rate	31%	31%	32%	32%	34%	34%

Taxes	325	330	624	668	781	830

Economic Earnings from Continuing Operations	724	735	1,326	1,419	1,517	1,612

Preferred Dividend	(24)	(24)	(24)	(24)	(24)	(24)

Economic Earnings from Continuing Operations
Available to Shareholders	$700	$711	$1,302	$1,395	$1,493	$1,588

Diluted Weighted Average Shares Outstanding	114.7	114.7	186	186	189	189

Economic Earnings per Share	$6.10	$6.20	$7.00	$7.50	$7.90	$8.40

(1)	For 2003 and 2004, before pension expense/income.

*	Due to the uncertainty of pension asset returns for 2002 and potential changes to actuarial assumptions, the company cannot provide an estimate for pension expense / income.

Note: Certain statements and assumptions in this release contain or are based on “forward-looking” in formation (that Northrop Grumman believes to be within the definition in the Private Securities Litigation Reform Act of 1995) and involve risks and uncertainties. Such “forward-looking” information includes, among other things, the statements above as to the expected impact of the proposed TRW Inc. acquisition on expected revenues and earnings and other matters. Such statements are subject to numerous assumptions and uncertainties, many of which are outside Northrop Grumman’s control. These include Northrop Grumman’s ability to successfully integrate its acquisitions, assumptions with respect to future revenues, expected program performance and cash flows, the outcome of contingencies including litigation, environmental remediation, divestitures of businesses, successful negotiation of contracts with labor unions

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and anticipated costs of capital investments. Northrop Grumman’s operations are subject to various additional risks and uncertainties resulting from its position as a supplier, either directly or as subcontractor or team member, to the U.S. Government and its agencies as well as to foreign governments and agencies; actual outcomes are dependent upon factors, including, without limitation, Northrop Grumman’s successful performance of internal plans; government customers’ budgetary restraints; customer changes in short-range and long-range plans; domestic and international competition in both the defense and commercial areas; product performance; continued development and acceptance of new products; performance issues with key suppliers and subcontractors; government import and export policies; acquisition or termination of government contracts; the outcome of political and legal processes; legal, financial, and governmental risks related to international transactions and global needs for military aircraft, military and civilian electronic systems and support, information technology; naval vessels, space systems and related technologies, as well as other economic, political and technological risks and uncertainties and other risk factors set out in Northrop Grumman’s filings from time to time with the Securities and Exchange Commission, including, without limitation, Northrop Grumman reports on Form 10-K and Form 10-Q and the Form S-4 referred to below.

Northrop Grumman Corporation filed a registration statement on Form S-4 (File No. 333-83672) with the Securities and Exchange Commission on March 4, 2002 that has been amended to include a joint proxy statement/prospectus relating to the proposed merger of Northrop Grumman and TRW Inc. The directors, certain executive officers and other employees and representatives of Northrop Grumman and TRW Inc. may be deemed to be participants in the solicitation of proxies for the shareholder meetings relating to the proposed merger. The joint proxy statement/prospectus contains important information regarding such potential participants and other important matters that should be read by Northrop Grumman and TRW shareholders before making any decisions regarding the merger. Copies of joint proxy statement/prospectus, and any amendments or supplements thereto, may be obtained without charge at the SEC’s website at www.sec.gov as they become available.

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